Exhibit 99.5

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 15, 2010, by and between Xinyuan Real Estate Co., Ltd. (the “Company”), and Forum Asian Realty Income II, L.P. (the “Buyer”).

WHEREAS, in connection with the Securities Purchase Agreement by and between the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Buyer warrants (the “Warrants”) to purchase Common Shares (collectively, the “Warrant Shares”), including any Warrant Shares in the form of American Depositary Shares issued pursuant to the deposit agreement dated December 11, 2007 between the Company and JPMorgan Chase Bank, N.A. (the “American Depositary Shares” or “ADSs”); and

WHEREAS, in accordance with the terms of the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agrees as follows:

ARTICLE I. DEFINITIONS; USAGE.

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble hereof.

“American Depositary Shares” or “ADSs” has the meaning set forth in the preamble hereof.

“Allowable Grace Period” has the meaning set forth in Section 2.01(i).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Hong Kong are authorized or required by law to remain closed.

“Company” has the meaning set forth in the preamble hereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any similar successor statute.

“Filing Deadline” means the date that is fifteen (15) calendar days after the date hereof.

“Grace Period” has the meaning set forth in Section 2.01(i).

“Holders” means the Buyer and any transferee or assignee thereof to whom the Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 5.02 hereof, at such times as such Person shall own Registrable Securities.

“Majority Holders” means those Holders whose Registrable Securities included in the Registration Statement represent a majority of the Registrable Securities.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“register,” “registered,” and “registration” refer to a registration effected by preparing and filing the Registration Statement (as defined below) in compliance with the Securities Act and pursuant to Rule 415, and the declaration or ordering of effectiveness of the Registration Statement by the SEC.

“Registrable Securities” means each Warrant Share issued or issuable upon exercise of the Warrants and any shares of the Company issued or issuable with respect to a Warrant Share (including any ADSs) or the Warrants as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on exercise of the Warrants. A Registrable Security shall cease to be a Registrable Security upon the earlier of (i) a sale of such Registrable Security and (ii) the first day on which all the Registrable Securities held by a Holder may be sold by such Holder without restriction pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act.

“Registration Expenses” has the meaning set forth in Section 2.03.

“Registration Period” has the meaning set forth in Section 2.01.

“Registration Statement” means the registration statement on Form F-3 filed with the SEC covering the resale of the Warrant Shares in the form of American Depositary Shares, each representing two Common Shares.

“Rule 144” has the meaning set forth in Section 4.01.

“Rule 415”means Rule 415 promulgated under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in the preamble hereof.

“Securities Purchase Agreement” has the meaning set forth in the preamble hereof.

“Violations” has the meaning set forth in Section 3.01 hereof.

“Warrants” has the meaning set forth in the preamble hereof.

“Warrant Shares” has the meaning set forth in the preamble hereof.

Section 1.02 Usage.

(a) References to a Person are also references to its assigns and successors in interest (by means of merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may be).

(b) References to Registrable Securities “owned” by a Holder shall include Registrable Securities beneficially owned by such Person but which are held of record in the name of a nominee, trustee, custodian, or other agent, but shall exclude any Common Shares or ADSs held by a Holder in a fiduciary capacity for customers of such Person.

(c) References to a document are to it as amended, waived and otherwise modified from time to time and references to a statute or other governmental rule are to it as amended and otherwise modified from time to time (and references to any provision thereof shall include references to any successor provision).

(d) References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless the context otherwise requires.

(e) The definitions set forth herein are equally applicable both to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

(f) The term “including” and correlative terms shall be deemed to be followed by “without limitation” whether or not followed by such words or words of like import.

(g) The term “hereof” and similar terms refer to this Agreement as a whole.

ARTICLE II. REGISTRATION.

Section 2.01 Registration; Procedures.

(a) The Company shall prepare and, as soon as practicable but in no event later than the Filing Deadline, file with the SEC the Registration Statement. The Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A and the “Selling Shareholder” section in substantially the form attached hereto as Exhibit A, unless otherwise required by the SEC. The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC within the three month period beginning April 15, 2010. The Company shall use reasonable best efforts to file with the SEC in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to the Registration Statement by 9:30 am (NYT) on the Business Day following the date on which the SEC declares the Registration Statement effective, but in any case no later than the deadline required by Rule 424.

(b) The Company shall use its reasonable best efforts to keep the Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) April 15, 2013 or (ii) until such time as all Holders who have Registrable Securities included in the Registration Statement no longer hold any Registrable Securities (the “Registration Period”).

(c) The Company shall furnish to one firm of counsel for the Holders (selected by the Majority Holders) copies of the Registration Statement or prospectus or any amendments or supplements thereto (except for Annual Reports on Form 20-F, Current Reports on Form 6-K or any similar or successor reports) in the form substantially as proposed to be filed with the SEC at least five (5) business days prior to filing for review and comment by such counsel.

(d) The Company shall prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the disposition of all securities covered by the Registration Statement. The Company shall amend the Registration Statement or supplement the prospectus so that it will remain current and in compliance with the requirements of the Securities Act for the Registration Period, and if during such period any event or development occurs as a result of which the Registration Statement or prospectus contains a misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Company shall promptly notify each Holder of Registrable Securities registered on the Registration Statement, amend the Registration Statement or supplement the prospectus so that each will thereafter comply with the Securities Act and furnish to each Holder of Registrable Securities such amended or supplemented prospectus, which each such Holder shall thereafter use in connection with any offers or sales pursuant to the Registration Statement of Registrable Securities. Pending such amendment or supplement each such Holder shall cease making offers or transfers of Registrable Securities pursuant to the prior prospectus. In the event that any Registrable Securities included in the Registration Statement remain unsold at the end of the Registration Period, the Company may file a post-effective amendment to the Registration Statement for the purpose of removing such Securities from registered status.

(e) The Company shall furnish to each Holder of Registrable Securities registered on the Registration Statement, without charge, such numbers of copies of the Registration Statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as any such Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Holder.

(f) The Company shall use its reasonable best efforts (i) to register and qualify the securities covered by the Registration Statement under such other securities or blue sky laws of such states or jurisdictions as shall be reasonably requested by the Majority Holders, and (ii) to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, as soon as practicable; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation in any such states or jurisdictions or to file a general consent to service of process in any such states or jurisdictions.

(g) The Company shall promptly notify each Holder of any stop order issued or threatened to be issued by the SEC in connection therewith (and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered).

(h) The Company shall make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than ninety (90) days after the end of the twelve (12)-month period beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of the Registration Statement.

(i) Notwithstanding anything to the contrary herein, the Company may delay the filing the Registration Statement or the effectiveness thereof for an additional period of up to ninety (90) days if, in the good faith opinion of the Board of Directors of the Company and its counsel, such filing or effectiveness might reasonably be expected to have an adverse effect on any plan or proposal by the Company to engage in any corporate transaction, including any financing by the Company. Notwithstanding anything to the contrary herein, at any time after effectiveness of the Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interests of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall promptly notify the Holders in writing of the existence of material, non-public information giving rise to the Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Holders) and the date on which the Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends, and, provided further, that no Grace Period shall exceed fifteen (15) consecutive days and during any three hundred sixty-five (365) day period such Grace Periods shall not exceed an aggregate of thirty (30) days (each, an “Allowable Grace Period”).

Section 2.02 Holders’ Obligations.

(a) It shall be a condition precedent to the obligations of the Company to take any action with respect to the registration of the Registrable Securities of any Holder pursuant to this Agreement that such Holder shall furnish on a timely basis to the Company such information regarding such Holder and the number of the Registrable Securities owned by it and such other information as may be reasonably requested by the Company from time to time to effect the registration of the Registrable Securities, and cooperate with the Company in preparing such registration.

(b) Each Holder of Registrable Securities agrees that, if the Company is issuing securities in a Rule 144A offering or a public offering and the placement agent or underwriter so requires, the Holder will execute a lock-up agreement in the same form as requested by the placement agent or underwriter of the executive officers and directors of the Company.

Section 2.03 Expenses of Registration.

The Company shall bear and pay all expenses incurred in connection with the Registration Statement, including all registration, filing and Financial Industry Regulatory Authority fees, all fees and expenses of complying with securities or blue sky laws, all out-of-pocket word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company, and of the Company’s independent registered public accountants, and the reasonable fees and disbursements of one firm of counsel for the Holders of Registrable Securities (selected by the Majority Holders) up to a maximum of $10,000 (collectively, the “Registration Expenses”), but excluding any placement agent fees, broker’s fees and commissions or similar discounts, fees or commissions relating to Registrable Securities (which shall be paid by the Holders).

ARTICLE III. INDEMNIFICATION; CONTRIBUTION.

Section 3.01 Indemnification Obligations.

(a) To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Holder of Registrable Securities included in the Registration Statement, each Person, if any, who controls such Holder within the meaning of the Securities Act, and each officer, director, manager or partner of such Holder and such controlling Person, against any and all losses, claims, damages, liabilities and reasonable expenses, including attorneys’ fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of the Registration Statement or contained in the final prospectus (as amended or supplemented, if the Company files any amendment or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any other law, including, without limitation, any state securities laws, or any rule or regulation thereunder related to the offer or sale of the Registrable Securities pursuant to the Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”), provided, however, that the indemnification required by this Section 3.01 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company by the indemnified party expressly for use in connection with the registration.

(b) To the extent permitted by applicable law, each Holder shall indemnify and hold harmless the Company, each of its directors and each of its officers, each Person, if any, who controls the Company within the meaning of the Securities Act, and each officer, director, manager or partner of such controlling Person, any other Holder, any controlling Person of any such other Holder and each officer, director, manager or partner of such other Holder and such controlling Person, against any and all losses, claims, damages, liabilities and expenses, including attorneys’ fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 3.01 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if settlement is effected without the consent of the relevant Holder of Registrable Securities, which consent shall not be unreasonably withheld, and (y) in no event shall the amount of any indemnity under this Section 3.01 exceed the gross proceeds from the applicable offering received by such Holder.

(c) The obligations of the Company and the Holders of Registrable Securities under this Article III shall survive the completion of any offering of Registrable Securities pursuant to a registration statement under this Agreement, and otherwise.

(d) Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Article III shall be the same as those set forth in Section 14.01, Indemnification, of the Securities Purchase Agreement.

Section 3.02 Contribution.

(a) If the indemnification required by this Article III from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Article III, the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations pursuant to Section 3.01, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.02 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 3.02(a). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV. COVENANTS OF THE COMPANY.

Section 4.01 Rule 144.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act (“Rule 144”) or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration, the Company agrees to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144;

(ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii) furnish to each Holder, so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, a copy of the most recent annual or quarterly report (if the Company files quarterly reports) of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.

Section 4.02 Listing.

The Company shall make a supplemental application to list the Registrable Securities (in the form of ADSs) on the New York Stock Exchange.

ARTICLE V. MISCELLANEOUS.

Section 5.01 Amendment, Modification and Waivers; Further Assurances.

(a) Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders owning Registrable Securities possessing a majority in number of the Registrable Securities outstanding at the time of the amendment or waiver. Any amendment or waiver effected in accordance with this Section 5.01 shall be binding upon each Holder and the Company. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

(b) Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

Section 5.02 Transfer of Rights.

The rights under this Agreement shall be assignable by the Buyer to any transferee of all or any portion of the Buyer’s Registrable Securities if: (i) the Buyer agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to assume and be bound by all of the provision contained herein; and (v) such transfer is made in accordance with the transfer conditions contained in the Warrant.

Section 5.03 Assignment; Benefit.

This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing herein expressed or implied is intended to confer upon any Person, other than the parties hereto or their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 5.04 Term; Termination.

This Agreement may be terminated at any time by a written instrument signed by the parties hereto. Unless sooner terminated in accordance with the preceding sentence, this Agreement (other than Article III hereof) shall terminate in its entirety on such date as the Registration Period shall end.

Section 5.05 Governing Law.

(a) This Agreement shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being serviced in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints C T Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in the State of New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 5.06 Notices.

All notices and requests given pursuant to this Agreement shall be in writing and shall be made by hand-delivery, first-class mail (registered or certified, return receipt requested), confirmed facsimile or overnight air courier guaranteeing next business day delivery to the relevant address specified on Schedule 1 to this Agreement or in the relevant agreement whereby such party became bound by the provisions of this Agreement; provided that any notice given by facsimile shall also be given by overnight courier guaranteeing next business day delivery. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if sent by facsimile transmission; and the second Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery.

Any party, by notice to each of the other parties, may designate additional or different addresses for subsequent notices or communications.

Section 5.07 Counterpart Originals.

The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. Any signature page delivered pursuant to this Agreement via facsimile shall be binding to the same extent as an original signature. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

Section 5.08 Headings, etc

The Section and Heading references in this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement and shall in no way modify or restrict any of the terms or provisions hereof.

Section 5.09 Severability.

If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement, unless the result thereof would be unreasonable, in which case the parties hereto shall negotiate in good faith as to appropriate amendments hereto.

Section 5.10 Entire Agreement.

This Agreement and the mechanics and procedures set forth in Section 14.01, Indemnification, of the Securities Purchase Agreement constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement. This Agreement and the mechanics and procedures set forth in Section 14.01, Indemnification, of the Securities Purchase Agreement supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Director and Chief Financial Officer

FORUM ASIAN REALTY INCOME II, L.P.

By:	Forum Asian Realty Income II GP Limited, its general partner

	By:	/s/ Mark W. Pearson
Name: Mark W. Pearson
Title: Director

[Signature Page to Registration Rights Agreement]

SCHEDULE 1

NOTICE ADDRESSES

Xinyuan Real Estate Co., Ltd.

27F, China Central Place

Tower 2, 79 Jianguo Road

Chaoyang District

Beijing 100025 China

Attention: Tom Gurnee

Fax: (86-10) 8588-9300

With a copy to:

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, NY 10036

Attention: Carol B. Stubblefield

Fax: +1 (212) 310-1653

Forum Asian Realty Income II L.P.

Suite 2604, 26th Floor, Alexandra House

18 Chater Road, Central

Hong Kong

Attention: Albert Hon / Steve Kim

Fax: +852 2522 2708

EXHIBIT A

SELLING SECURITYHOLDER

The ADSs being offered by the selling securityholder are those issuable to the selling securityholder upon exercise of the warrants. For additional information regarding the issuance of the warrants, see “Private Placement of Senior Note and Warrant” above. We are registering the ADSs in order to permit the selling securityholder to offer ADSs for resale from time to time. Except for the ownership of the ADSs, the note and the warrants issued pursuant to the Securities Purchase Agreement and prior ownership of our floating rate notes due April 15, 2010 and warrants issued in connection therewith, the selling securityholder has not had any material relationship with us within the past three years.

The table below lists the selling securityholder and other information regarding the beneficial ownership of our ADSs by the selling securityholder. The second column lists the number of ADSs beneficially owned by the selling securityholder, based on its ownership of the warrants, as of April 15, 2010. The third column lists the ADSs being offered by this prospectus by the selling securityholder. The fourth column assumes the sale of all of the ADSs offered by the selling securityholder pursuant to this prospectus.

Under the terms of the warrants, the selling securityholder may not exercise the warrants to the extent such exercise would cause the selling securityholder, together with its affiliates, to beneficially own a number of common shares (directly or indirectly through ADSs) which would exceed 4.99% of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares or ADSs issuable upon exercise of the warrants that have not been exercised. The number of ADSs in the second column reflects this limitation. The selling securityholder may sell all, some or none of its ADSs in this offering. See “Plan of Distribution.”

The ADSs offered by this prospectus may be offered from time to time by the persons or entities named below.

Name of Selling Security-holder	Number of ADSs Owned Prior to Offering	Maximum Number of ADSs to Be Sold Pursuant to this Prospectus	Number of ADSs Owned After Offering
Forum Asian Realty Income II, L.P.(1)	0	758,441	0

(1) The share amount represents common shares that may be acquired within 60 days from the date of this prospectus upon the exercise of outstanding warrants. The securities are beneficially owned by Forum Asian Realty Income II, L.P., or FARI II LP, a Cayman Islands limited partnership, and by its general partner, Forum Asian Realty Income II GP Limited, or FARI II GP, a Cayman Islands limited company. The investment committee of FARI II GP has voting and investment control over FARI II LP. The current members of such investment committee are Russell C. Platt, Caroline M. McBride and Merrit Maddux. The address of FARI II LP is c/o Forum Partners Asia (HK) Limited, Suite 2604, 26th Floor, Alexandra House, 18 CHATER Road, Central, Hong Kong.

PLAN OF DISTRIBUTION

We are registering the ADSs issuable upon exercise of the warrants to permit the resale of these ADSs by the selling securityholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholder of the ADSs. We may receive proceeds upon the exercise of the warrants if the selling securityholder pays the exercise price in cash rather than exercising on a cashless basis. We will bear all fees and expenses incident to our obligation to register the ADSs.

The selling securityholder may sell all or a portion of the ADSs beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholder to sell a specified number of such ADSs at a stipulated price per ADS;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholder effects such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholder or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ADSs or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging in positions they assume. The selling securityholder may also sell ADSs short and deliver ADSs covered by this prospectus to close out short positions and to return borrowed ADSs in connection with such short sales. The selling securityholder may also loan or pledge ADSs to broker-dealers that in turn may sell such ADSs.

The selling securityholder may pledge or grant a security interest in some or all of the warrants or ADSs owned by it and, if it default in the performance of it’s secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholder(s) to include the pledgee, transferee or other successor in interest as a selling securityholder under this prospectus. The selling securityholder also may transfer and donate the ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholder and any broker-dealer participating in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed or fees paid to, any such broker-dealer and any profit on the resale of the ADSs sold by them may be deemed to be underwriting commissions or discounts. In the event any underwriter, dealer or agent who is a member of the Financial Industry Regulatory Authority, or FINRA, participates in the distribution of any securities offered pursuant to this prospectus and any applicable prospectus supplement, the maximum underwriters’ compensation to be received by such FINRA member will not be greater than eight percent (8%) of the gross proceeds from the sale of the ADSs. At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling securityholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the selling securityholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the ADSs. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

We will pay all expenses of the registration of the ADSs pursuant to the registration rights agreement, estimated to be $[            ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling securityholder will be entitled to contribution. We may be indemnified by the selling securityholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the ADSs will be freely tradable in the hands of persons other than our affiliates.

There can be no assurance that the selling securityholder will sell any or all of the ADSs registered pursuant to the registration statement of which this prospectus forms a part.